UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 30, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: AGA APPOINTS GILLIAN DORAN AS CFO AND EXECUTIVE DIRECTOR

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
ANGLOGOLD ASHANTI APPOINTS GILLIAN DORAN AS CHIEF FINANCIAL OFFICER AND
EXECUTIVE DIRECTOR
The Board of AngloGold Ashanti is pleased to announce that Ms Gillian Doran has been appointed Chief
Financial Officer and Executive Director of the Company with effect from 1 January 2023.

Ms Doran (45) joins from Rio Tinto Group, where she is currently Chief Financial Officer – Aluminium, based in Montreal. Rio Tinto Aluminium is a large scale global primary Aluminium business, vertically integrated producing Bauxite, Alumina and Aluminium across 29 assets in Australia, Canada, Brazil, Guinea, Iceland,
New Zealand and Oman. Last year, this division of Rio Tinto generated revenue of $12.7bn and underlying earnings before interest, depreciation and amortization of $4.4bn.

Ms Doran’s career at Rio Tinto has spanned over 15 years, during which time she has held a number of leadership positions across various jurisdictions including Australia, the UK and North America, both at a corporate and operational level. She is a strong advocate for women in the natural resources industry through her work with the IWRMP (International Women in Resources Mentoring Program) and external engagement following Rio Tinto’s release of the Everyday Respect Report. She holds a number of board positions on behalf of Rio Tinto and is a member of the Australian Institute of Company Directors and the Canadian Chamber –
Net Zero Council.

Prior to joining Rio Tinto Ms Doran gained significant financial and leadership experience across a number of industries including manufacturing and construction during her early career in Ireland as well as time spent at
Alcoa in Western Australia.

Ms Doran is a fellow of the Association of Certified Chartered Accountants – UK

“Gillian’s technical and leadership expertise, her track record in promoting dignity, respect and inclusion in the workplace, and her commitment to the highest levels of governance, make her a strong addition for AngloGold
Ashanti,” said AngloGold Ashanti Chairperson Maria Ramos. “We’re pleased to welcome her to the executive team, and to the board of directors.”

“Gillian brings to us deep financial, commercial and strategic experience earned inside a complex global resource business,” said Alberto Calderon, AngloGold Ashanti’s Chief Executive Officer. “Her knowledge of operating environments across many of our operating jurisdictions, her leadership capability, proven in managing large teams across multiple jurisdictions, and her familiarity with leading edge processes and systems, make her an excellent fit for this vitally important role.”
ENDS

30 August 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS

Media

Andrea Maxey +61 08 9435 4603/ +61 400 072 199 amaxey@anglogoldashanti.com
Chipo Mrara +27 11 637 6012/+27 60 571 0797 camrara@anglogoldashanti.com
General inquiries media@anglogoldashanti.com

Investors
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199 amaxey@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080 yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 30, 2022
By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary